                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                       Date examination completed

       811-8644                                                              April 30, 2001
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in representation statement:

      Variable Insurance Funds
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
----------------------------------------------------------------------------------------------------------------------------------

                        Report of Independent Accountants


To the Board of Trustees of
AmSouth Variable Insurance Trust


     We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 and -2 of the Investment Company Act of 1940," that AmSouth Select Equity Variable Annuity Fund, AmSouth Equity Income Variable Annuity Fund, AmSouth Variable Large Cap Fund, AmSouth Variable Mid Cap Fund, and AmSouth Variable Enhanced Market Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of April 30, 2001 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Without prior notice to management, our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001 and with respect to agreement of security and similar investments purchases and sales, for the period from February 28, 2001 (the date of last examination) through April 30, 2001:

o Count and inspection of all securities and similar investments located in the vaults of AmSouth Bank in Birmingham, Alabama, and Nashville, Tennessee, without prior notice to management;

o Confirmation of all securities and similar investments held by institutions in book entry form with The Bank of New York and Depository Trust Company;

o Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Smith Barney and Prudential Securities records; and

o Agreement of one security and/or investment purchase per fund or one security and/or investment sales or maturities per fund since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Variable Insurance Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of AmSouth Variable Insurance Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                               Ernst & Young LLP


Columbus, Ohio
July 12, 2001

             REPORT OF MANAGEMENT COMPLIANCE WITH RULE 17f-2 OF THE
                         INVESTMENT COMPANY ACT OF 1940

July 12, 2001

We, as members of management of AmSouth Variable Insurance Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Walter B. Grimm
------------------------------
Walter B. Grimm
President


/s/ Charles L. Booth
------------------------------
Charles L. Booth
Vice President


/s/ Nimish Bhatt
------------------------------
Nimish Bhatt
Principal Financial and Accounting Officer
Comptroller